Philips appoints Eric Rondolat as CEO of the Lighting sector and member of its Executive Committee

March 20, 2012

Amsterdam, The Netherlands- Royal Philips Electronics (NYSE:PHG, AEX: PHI) today announced the appointment of Eric Rondolat as Chief Executive Officer of Lighting and member of its Executive Committee, effective April 1st, 2012, succeeding Frans van Houten who has led Philips Lighting on an interim base.

Mr. Eric Rondolat (Italian/French nationality, 1966) joins Philips from Schneider Electric.
“I am very pleased that we have been able to attract Eric to lead our Lighting sector,” said Frans van Houten, Chief Executive Officer of Royal Philips Electronics. “Eric has an impressive international career in the technology industry covering both established and fast growing emerging markets, most recently Asia Pacific based in China. He is a real entrepreneur with a clear strategic vision who will be able to lead the industry transformation to energy efficient LED based lighting solutions. Eric has a strong track record in delivering results and is a great addition to my team.”

”I am truly happy to join Philips in this exciting role and I look forward to working together with the teams to further drive Philips Lighting innovations in this dynamic market,” said Mr. Rondolat. “Philips is a company with a rich heritage and is well positioned to grasp further growth opportunities.”

In 2011, Philips Lighting, the world’s largest lighting company, generated sales of EUR 7.6 billion. The sector is accelerating its transformation of its product portfolio to LED, applications and solutions, as evidenced by the robust mid-double digit sales growth across its LED portfolio in the past two years. With the announcement of Mr. Rondolat as the new CEO of Lighting today and the announcement of Mr. Paul Verhagen as CFO in Lighting as per January 1 the new leadership team of Lighting is in place.

Mr. Rondolat is married and has three children. Mr. Rondolat’s CV and a hi-res image are available on www.philips.com/newscenter.

For further information, please contact:
Santa van der Laarse
Corporate Communications
Tel: +31 20 5977 209
E-mail: santa.van.der.laarse@philips.com

Steve Klink
Corporate Communications
Tel: +31 20 5977 415
E-mail: steve.klink @philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs over 120,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.